UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Interim Dividend

As previously disclosed on December 2, 2025 and subsequently amended on December 4, 2025, the board of directors (the “Board”) of the Company declared an interim dividend of $0.10 per share (the “Interim Dividend”) for the Company’s ordinary shares, par value $0.0016 each. The Interim Dividend will be paid on January 13, 2026 to shareholders of record of ordinary share at the close of business on December 30, 2025. The ex-dividend date will be on December 30, 2025. This disclosure reflects the corrected ex-dividend date of December 30, 2025, as noted in the Company’s Form 6-K filed on December 4, 2025. No additional action is required by shareholders to receive the Interim Dividend; it will be automatically distributed to all shareholders of record.

Loyalty Payment

In additional to the Interim Dividend, the Board approved a one-time loyalty payment of up to an aggregate of US$0.15 per share out of the Company’s premium account (the “Loyalty Payments”). The Loyalty Payments will be paid in cash to those shareholders who move their shares into direct registration/book-entry with the Company’s transfer agent, VStock Transfer LLC on or prior to December 29, 2025 (the “Surrender Date”) and hold such shares continuously for the applicable periods set forth below.

(i)	US $0.05 per share for each share held continuously in direct registration for 30 full days following the Surrender Date;
(ii)	an additional US $0.05 per share for each share held continuously in direct registration for 60 full days following the Surrender Date; and
(iii)	an additional US $0.05 per share for each share held continuously in direct registration for 90 full days following the Surrender Date.

Issuance of Class B Restricted Ordinary Shares

On December 17, 2025, as approved by the shareholders of Fitell Corporation (the “Company”) at the extraordinary shareholder meeting held on December 12, 2025, the Company completed the repurchase of 402,500 Class A ordinary shares, par value of $0.0016 each from SKMA Capital and Investment Ltd. (“SKMA”) and, in consideration of such repurchase, issued new Class B ordinary share, par value of $0.0016 per share to SKMA.

Ogier, the counsel to the Company as to the laws of Cayman Islands, has provided a letter of confirmation, as required by the Nasdaq Stock Market, confirming that the governance practices adopted by the Company, in lieu of those Nasdaq corporate governance requirements where it is electing to follow local country laws and regulations, are compliant with the provisions of the laws of the Cayman Islands and its then second amended and restated memorandum and articles of association in connection with the Company’s adoption of the dual class share capital structure.

A copy of the home country rule exemption letter from the Company’s legal counsel is attached hereto as Exhibit 99.1.

Incorporation By Reference

The information contained in this Form 6-K and any exhibit hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the registration statements on Form F-3 (File No.333-284232) of the registrant on file with the SEC.

Exhibit No.	Description
99.1	Home Country Rule Exemption Letter Dated March 19, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2025	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)